UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 2, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Updates

Elysium 14 Controlled Subsidiary

On May 10, 2016, we acquired ownership of a “majority-owned subsidiary”, 14th Street L.L.C. (the “Elysium 14 Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $4,475,000, which is the initial stated value of our equity interest in the Elysium 14 Controlled Subsidiary (the “Elysium 14 Investment”). On January 12, 2018, we increased our total investment amount to $6,475,000 and made several modifications to the existing operative agreements (the “New Elysium 14 Investment”). On July 2, 2018, the New Elysium 14 Investment was redeemed in full. All preferred return payments were paid in full and the investment yielded an internal rate of return of approximately 12.4% over the entire hold period.

Sno Woodlands, LLC

On December 18, 2015, Fundrise Real Estate Investment Trust, LLC (“Fundrise”) entered into a subscription agreement with Sno Woodlands, LLC, a Delaware limited liability company (“Woodlands”) managed by Evergreen Housing Development Group, LLC, a Washington limited liability company (“Evergreen”), whereby Fundrise acquired $2,000,000 in Class B Units of Woodlands (the “Units”). Evergreen used the proceeds from the sale of the Units to refinance a stabilized 100-unit townhome apartment complex located at 34626 SE Swenson Drive, Snoqualmie, WA 98065 (the “Property”). On July 5, 2018, Woodlands paid off the $2,000,0000 investment. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 12.1% over the entire hold period.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 11, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    July 9, 2018